UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 0-10436

A.	Full title of the plan and the address of plan, if different from that of the issuer named below
L.B. Foster Company 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
L.B. FOSTER COMPANY
415 Holiday Drive
Suite 100
Pittsburgh, PA 15220

L.B. Foster Company
401(k) and Profit Sharing Plan
Financial Statements
and Supplemental Schedule
December 31, 2018 and 2017 and the
Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
To the Investment Committee of L.B. Foster Company and the Participants in the L.B. Foster Company 401(k) and Profit Sharing Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the L.B. Foster Company 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
The financial statements of the Plan as of December 31, 2017, were audited by other auditors whose report dated June 27, 2018, expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplemental schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan’s auditor since 2019.

Pittsburgh, Pennsylvania
June 27, 2019

Report of Independent Registered Public Accounting Firm
To the Investment Committee of L.B. Foster Company and the Participants in the L. B. Foster Company 401(k) and Profit Sharing Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the L.B. Foster Company 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2017. In our opinion, this financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The financial statement referred to above is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement referred to above is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement referred to above. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Dixon Hughes Goodman LLP

Charleston, West Virginia
June 27, 2018

L.B. Foster Company
401(k) and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments, at fair value	$67,872,452	$75,662,521
Receivables:
Notes receivable from participants	1,821,522	1,537,556
Contributions receivable from employer	1,023,846	875,237
Contributions receivable from employees	—	109,280
Other receivables	—	26,970
Total receivables	2,845,368	2,549,043
Total assets	70,717,820	78,211,564
Liabilities
Payables:
Other payables	—	4
Total liabilities	—	4

Net assets available for benefits	$70,717,820	$78,211,560
See accompanying notes.

L.B. Foster Company
401(k) and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

Additions
Investment income (loss):
Interest and dividends	$4,549,030
Net depreciation in fair value of investments	(9,893,075)
Total investment loss	(5,344,045)
Interest income from notes receivable from participants	84,147
Contributions:
Employee	3,729,582
Employer	2,746,415
Rollover	140,859
Total contributions	6,616,856
Total additions	1,356,958
Deductions
Deductions from net assets attributable to:
Benefit payments	8,796,509
Administrative expenses	65,877
Total deductions	8,862,386
Decrease in net assets available for benefits before transfers	(7,505,428)
Transfers of assets from affiliated plan (Note 1)	11,688
Decrease in net assets available for benefits after transfers	(7,493,740)
Net assets available for benefits, beginning of year	78,211,560
Net assets available for benefits, end of year	$70,717,820
See accompanying notes.

L.B. Foster Company
401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017
1. Description of Plan
The following brief description of the L.B. Foster Company 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the summary plan description for more complete information. The plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions.
General
The Plan is a defined contribution plan extended to all eligible employees of L.B. Foster Company (the “Company”) who have attained age 18. The L.B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
During 2018, certain eligible employees of the Company changed employee status from union to non-union. As a result, these participants became a participant in the Plan. As such, the account balances of these participants are shown as a plan transfer from a separate qualified plan sponsored by the Company in the accompanying statement of changes in net assets available for benefits.
Contributions and Forfeitures
Contributions under the Plan are made by both the participants and the Company. Participants may contribute up to 75% of their annual pretax compensation and up to 100% of their compensation on an after-tax basis, subject to Internal Revenue Code (the “Code”) limitations. Participant and Company contributions are invested in accordance with participant elections.
The Plan includes a provision for an immediate Company match. For the plan year ended December 31, 2017, participants received a Company match of 100% of the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum Company match of 4%. Effective January 1, 2018, the Plan's participants receive a Company match of 100% of the first 3% of their eligible compensation and 50% of the next 2% of their compensation for a maximum Company match of 4%. To be eligible for the Company’s matching contributions, participants must make pre-tax deferral contributions or Roth 401(k) after-tax deferral contributions. The Plan will match the combined total of these participant deferrals up to the matching limit.
The Company, upon resolution of the Board of Directors, may make a discretionary profit-sharing contribution of an amount out of, but not in excess of, the Company’s current or accumulated profits. Participants must have attained one year of service as of the last day of the plan year in order to be eligible for the discretionary profit-sharing contribution, if any, for that year, except those participants that become disabled, retire, or become deceased in that year. Discretionary profit-sharing contributions are directed into eligible participant accounts based on the participants’ investment elections at the time the contribution is made. Discretionary profit-sharing contributions of $750,000 were approved for 2018.
The Company’s matching contributions may be reduced by forfeitures that accumulate from terminations of participants with non-vested employer matching contributions. At December 31, 2018 and 2017, forfeitures of $7,641 and $21,936, respectively, were available to either first pay administrative expenses of the Plan, with any remaining amounts to reduce future Company contributions. During the year ended December 31, 2018, the Company utilized forfeitures of approximately $41,000 to pay administrative expenses of the Plan, with no amounts used to reduce Company contributions.
Participant Accounts
Each participant account is credited with the participant’s contributions, the participant’s allocable share of Company contributions, and related earnings (losses) of the funds. Participant accounts may be invested in 10% increments into Company stock or any of the mutual funds available under the Plan or other investment securities through a self-directed brokerage option at the direction of the participant.
Vesting
A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions, (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, and (c) related earnings (losses). Participants are 100% cliff vested in Company contributions after two years of eligible service.
Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his or her participant account immediately upon such event.
Benefit Payments
Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service. The Plan also allows for age 59 1⁄2 in-service withdrawals of all or any portion of the participant’s vested account balance.
As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.
Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account, subject to a $500 minimum, attributable to matching, fixed and discretionary contributions, and related earnings.
Notes Receivable from Participants
A participant may borrow from the vested portion of his or her account, subject to a minimum of $1,000 and a maximum of $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loan carries a reasonable interest rate based on prime rate plus 1% on the date the loan is requested and remains fixed for the full term of the loan. Interest rates ranged from 4.25% to 6.25% at December 31, 2018.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the Plan's provisions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Net depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in Company stock, self-directed brokerage accounts, and mutual funds consisting primarily of stocks and bonds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Other Receivables and Payables
Other receivables and payables (if any) consist primarily of unsettled trades.
Benefit Payments
Benefit payments are recorded upon distribution of proceeds to a Plan participant.
Administrative Expenses
The Company, as provided by the Plan, pays expenses of the Plan. Certain administrative functions are performed by employees of the Company. No such employees receive compensation from the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.
Recent Accounting Standards
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements for fair value measurements in Accounting Standards Codification Topic 820, Fair Value Measurement ("ASC 820"). The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, which the FASB finalized on August 28, 2018. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. Management is currently assessing the impact that ASU No. 2018-13 will have on the Plan’s financial statements.
Subsequent Events
The Plan has evaluated subsequent events and has concluded that all events that would require recognition or disclosure are appropriately reflected in these financial statements.
3. Income Tax Status
The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated March 31, 2014 stating that the form of the Plan is qualified under Section 401 of the Code and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is currently under audit by IRS for the 2015 plan year. The examination by the IRS is ongoing and is expected to be completed during 2019.
4. Fair Value Measurements
The Plan applies the provisions of ASC 820, to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:
•Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.
•Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.
•Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.
There have been no changes in the methodologies used at December 31, 2018 and 2017, nor have there been any transfers between levels during the years presented. The following is a description of the investments and valuation methodologies used for assets measured at fair value:
Common stock
The Company's common stock is valued daily at the closing price reported on the active market.

Mutual funds
Various mutual funds are offered to the Plan participants. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.
Stable value collective trust funds
Fidelity Managed Income Portfolio Class 1 (“MIP CL 1 Fund”) and Putnam Stable Value Fund (“Putnam”) are the only stable value collective trust funds available to the Plan. The Plan uses the net asset value (“NAV”) per share of the funds provided by the trustee of the funds as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the funds, the trustee reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The funds’ units are issued and redeemed daily at the constant NAV of $1 per unit. The funds’ investment objective is stability of principal and high current income.
Self-directed brokerage accounts
Accounts primarily consist of publicly traded cash reserves, common stocks, preferred stocks, and publicly traded partnerships and trusts that are valued on the basis of readily determinable market prices.
Fair value hierarchy
Investments, stated at fair value, included in the statements of net assets available for benefits consisted of mutual funds totaling $62,014,087 and $69,062,476, the self-directed brokerage accounts of $3,270,581 and $3,203,380, the Company’s common stock fund of $1,352,772 and $2,368,493 and the Company’s stock purchase account of $1,133 and $2,393 as of December 31, 2018 and 2017, respectively. These investments are valued based upon daily unadjusted quoted prices and, therefore, are considered Level 1 fair value measurements.
Excluded from the fair value disclosure above, the investment in the stable value collective trust funds are measured at NAV per share as a practical expedient. The NAV as of December 31, 2018 and 2017 for the investment was $1,233,879 and $1,025,779, respectively. There are no unfunded commitments in regards to the stable value collective trust funds at December 31, 2018.
5. Reconciliation of Financial Statements to Form 5500
The Form 5500 has been prepared using the fair value of the underlying investments held by the stable value collective trust funds, instead of using NAV as the practical expedient to estimate fair value (see Note 4). The following is a reconciliation of the net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31:

	2018	2017
Net assets available for benefits per financial statements	$70,717,820	$78,211,560
Adjustment from contract value to fair value for interest in stable value collective trust funds relating to fully benefit-responsive investment contracts	(13,048)	(2,873)
Net assets available for benefits per Form 5500	$70,704,772	$78,208,687

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2018:

Net decrease per the financial statements	$(7,505,428)
Net change in adjustment from contract value to fair value for interest in stable value collective trust funds relating to fully benefit-responsive investment contracts	(10,175)
Net loss per Form 5500	$(7,515,603)

6. Transactions with Parties-in-Interest
Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Company is the plan sponsor, and therefore, transactions with the Company may qualify as exempt party-in-interest. Notes receivable from participants also qualify as exempt party-in-interest transactions. The Plan also invests in Company stock. At December 31, 2018 and 2017, the Plan held an aggregate of 85,080 and 87,237 shares of the Company's common stock valued at $1,352,772 and $2,368,493 respectively. There were no dividends received on the Company's common stock during December 31, 2018 and 2017. During 2018, the Plan purchased 14,022 shares of the Company's common stock at an aggregate cost of approximately $323,000 and sold 16,179 shares of the Company's common stock for proceeds of approximately $389,000.

7. Delinquent Participant Contributions
For the year ended December 31, 2018, the Company did not remit certain participant contributions to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule of Delinquent Participant Contributions, which totaled $1,355,679, will be corrected outside the Department of Labor Voluntary Fiduciary Correction Program in 2019. Additionally, the Company will compensate participants for lost earnings resulting from the delay in these participant contributions.

Supplemental Schedule
L.B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2018

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan (1)	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$1,355,679	$1,355,679	$—	$—	$—

(1) Amount does include participant loan repayments

Supplemental Schedule
L.B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Fair Market Value
	Fidelity Investments:
*	Government Income Fund	Mutual fund	**	1,268,708
*	Balanced Fund – Class K	Mutual fund	**	2,048,782
*	Low Price Stock Fund – Class K	Mutual fund	**	2,561,301
*	International Discovery Fund – Class K	Mutual fund	**	1,964,720
*	Capital Appreciation Fund – Class K	Mutual fund	**	1,573,671
*	Contrafund – Class K	Mutual fund	**	1,624,634
*	Extended Market Index Fund	Mutual fund	**	1,125,357
*	International Index Fund	Mutual fund	**	947,846
*	Small Cap Index	Mutual fund	**	266,167
*	U.S. Bond Index Fund	Mutual fund	**	972,232
*	500 Index Fund	Mutual fund	**	4,187,752
*	Freedom Income Fund – Class K	Mutual fund	**	846,105
*	Freedom 2005 – Class K	Mutual fund	**	104,722
*	Freedom 2010 – Class K	Mutual fund	**	125,200
*	Freedom 2015 – Class K	Mutual fund	**	2,143,313
*	Freedom 2020 – Class K	Mutual fund	**	5,190,974
*	Freedom 2025 – Class K	Mutual fund	**	2,590,016
*	Freedom 2030 – Class K	Mutual fund	**	6,528,397
*	Freedom 2035 – Class K	Mutual fund	**	2,261,375
*	Freedom 2040 – Class K	Mutual fund	**	2,531,566
*	Freedom 2045 – Class K	Mutual fund	**	2,294,185
*	Freedom 2050 – Class K	Mutual fund	**	1,734,289
*	Freedom 2055 – Class K	Mutual fund	**	866,652
*	Freedom 2060 – Class K	Mutual fund	**	251,833
*	Government Money Market Fund	Mutual fund	**	1,883,837
*	Managed Income Portfolio Class 1	Stable value collective trust fund	**	1,229,292
	Putnam Stable Value Fund	Stable value collective trust fund	**	4,587
	Glenmede Small Cap EQ IS	Mutual fund	**	898,797
	MFS Value Fund Class R6	Mutual fund	**	2,424,574
	PGIM Jennison Mid-Cap Growth Fund - Class R6	Mutual fund	**	1,123,751
	Janus Henderson Triton Fund Class N	Mutual fund	**	1,221,633
	PIMCO Total Return Fund	Mutual fund	**	1,952,280
	PIMCO Real Return Institutional Class	Mutual fund	**	1,204,400
	Allianz GI NFJ Small Cap Value Fund Class R6	Mutual fund	**	854,731
	Oppenheimer Developing Markets Fund Class I	Mutual fund	**	791,334
	Touchstone Large Cap Focused Fund Class A	Mutual fund	**	3,648,953
	Self Directed Brokerage Account	Various	**	3,270,581
				$66,518,547

L.B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Fair Market Value
	L.B. Foster Company:
*	Stock Fund	Common stock	**	$1,352,772
*	Stock Purchase Account	Stock Purchase Account	**	1,133
				1,353,905
				67,872,452
*	Participant loans	Participant loans, interest rates ranging from 4.25% to 6.25%, various maturities ranging from one to ten years	$—	1,821,522
				$69,693,974

*	Party in interest as defined by ERISA
**	Cost omitted for participant directed investments

EXHIBIT INDEX

Exhibit number	Description
*23.1	Consent of Independent Registered Public Accounting Firm.
*23.2	Consent of Independent Registered Public Accounting Firm.

* Exhibits marked with an asterisk are filed herewith.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B Foster Company 401(k) and Profit Sharing Plan
(Name of Plan)

Date:	June 27, 2019	/s/ Brian H. Kelly
Brian H. Kelly
Senior Vice President -
Human Resources and Administration